news release

Gizmondo Entertainment Device Launches with
eZiTap™ Text Input by Zi Corporation

Zi Corporation Enters the Gaming Industry on Award-Winning Handheld Console

LONDON, UK AND CALGARY, AB, November 18, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today that its advanced text input technology eZiTap™ is a core feature of the new Gizmondo multi-entertainment device from Gizmondo Europe, Ltd., a subsidiary of Florida-based Tiger Telematics (NASDAQ: TGTL).

The Gizmondo handheld console has begun shipping in the United Kingdom and will be progressively rolled out worldwide during 2005; including, Europe and North America as well as Australia and New Zealand. Initially aimed at the18-34 year old market and skewing to a teen audience in mid 2005, Gizmondo is an interactive handheld entertainment device offering lifestyle content such as gaming, music and messaging. In addition to 3D gaming, MP3 music, Mpeg4 movie playing, a digital camera and GPS location capabilities, the feature-rich device has a General Packet Radio Service (GPRS) network link to allow wide-area network gaming, along with short message service (SMS) and multimedia message service (MMS).

"The versatility of the Gizmondo sets a new benchmark for mobile entertainment. Given the popularity of messaging with Gizmondo's core market, we paid particular attention to the text input capabilities of the device," said Carl Freer of Gizmondo Europe. "With eZiTap, texting is a much simpler, faster proposition. It provides a much more enjoyable user experience, which is a main element of Gizmondo's overall appeal."

Novice users through to the texting elite will find eZiTap especially useful for SMS messaging. Whether SMS lingo, a personal name or a unique word - eZiTap learns with each text entry providing quicker prediction and thereby quicker messaging for the user. This capability significantly reduces the number of key presses required, and makes messaging more fun and more accessible.

"This agreement with Tiger Telematics for the Gizmondo demonstrates how valuable predictive text technology is for handheld devices of all kinds," said Glen Morgan, Zi Corporation's senior vice president of global sales and marketing. "Gaming is just one of many markets Zi intends to penetrate as we extend the value proposition of our technology."

According to analyst firm Frost & Sullivan, European mobile gaming market revenues could increase from US$800.8 million in 2002 to nearly US$7 billion in 2006. A contributing growth factor is the increased penetration of sophisticated handsets. The mobile gaming market is expected to represent approximately 5 percent of total wireless operator data revenues, equating to around 30 percent of total video gaming revenue, by year-end 2006.

About eZiTap
 eZiTap from Zi Corporation delivers users a fast and personal text input experience for SMS and MMS.  As a user enters in letters, eZiTap searches the built-in dictionary and predicts multiple words for easy selection.  Rather than typing the rest of the word, users simply select one of eZiTap's suggestions and move on. The more you use it, the smarter eZiTap becomes. eZiTap learns the words used and will predict those words in subsequent text entry. This is especially useful for names, slang, acronyms and other unique words.

About Gizmondo
 The Gizmondo is powered by a Microsoft Windows CE.net platform, boasts a 2.8-inch TFT colour screen with a Samsung ARM9 400Mhz processor and incorporates the GoForce 3D 4500 Nvidia graphics accelerator. It provides cutting-edge gaming, multimedia messaging, an MP3 music player, Mpeg4 movie playing capability, a digital camera and a GPRS network link to allow wide-area network gaming. Additionally, it contains a GPS chip for location based services, is equipped with Bluetooth for use in multi-player gaming and accepts MMC card accessories.

About Tiger Telematics
 Tiger is a designer, developer and marketer of mobile telematic systems and services that combine global GPS functions and voice recognition technology to locate and track vehicles and people down to street-level in countries throughout the world. The systems are designed to operate on GPS and are currently being marketed to GSM existing and potential subscribers, primarily by the company's United Kingdom-based subsidiaries. For more information, visit www.gizmondo.com or www.tigertelematics.com.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

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For Zi Corporation:

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Jill Bertotti (investors)
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